Exhibit 99.5
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto completes 100 per cent divestment of Cloud Peak Energy with fully exercised over allotment
22 December 2010
Rio Tinto has completed a 100 per cent divestment of its equity holdings in Cloud Peak Energy Inc. through a fully exercised over allotment in connection with a recently announced secondary offering. Underwriters exercised their option to purchase 3,800,000 additional shares of Cloud Peak Energy Inc’s common stock for US$19.50 per share. The secondary offering of 25,600,000 shares and the over allotment closed on 21 December 2010. Gross proceeds from the over allotment were US$74.1 million, bringing the total gross proceeds from the secondary offering to US$573.3 million.
Rio Tinto continues to have certain rights under the tax receivable agreement entered into with Cloud Peak at the time of the initial public offering.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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